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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Beacon Power Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

073677 10 6

(Cusip Number)

Kenneth M. Socha, Esq.
Perseus Capital, L.L.C.
2099 Pennsylvania Avenue, Suite 900
Washington, D.C. 20006
(202) 452-0101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20-26, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073677 10 6           SCHEDULE 13D (Amendment No. 2)

1.	Name of Reporting Person: I.R.S. Identification No. of above person (entities only).	Perseus Capital, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):	N/A

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	12,014,944*
Shares
Beneficially	8. Shared Voting Power:	0
Owned by
Each	9. Sole Dispositive Power:	12,014,944*
Reporting
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	12,014,944*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	25.3%**

14.	Type of Reporting Person (See Instructions):	OO

*Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could beneficially own, assuming exercise in full of the Warrant (as defined in the original Schedule 13D and subject to certain future adjustments set forth in the Warrant)(collectively, such Warrant Shares and shares of Common Stock are sometimes referred to herein as the “Beacon Shares”).

**Represents the percentage obtained by dividing (i) the number of Beacon Shares by (ii) the sum of (a) the number of shares of Common Stock outstanding as of November 10, 2003 as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2003 and (b) the number of Warrant Shares. (see footnote * above)

CUSIP No. 073677 10 6           SCHEDULE 13D (Amendment No. 2)

1.	Name of Reporting Person: I.R.S. Identification No. of above person (entities only):	Frank H. Pearl (in capacity described herein)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):	N/A

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:	United States

Number of	7. Sole Voting Power:
Shares
Beneficially	8. Shared Voting Power:	12,014,944*
Owned by
Each	9. Sole Dispositive Power:
Reporting
Person With	10. Shared Dispositive Power:	12,014,944*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	12,014,944*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):	25.3%**

14.	Type of Reporting Person (See Instructions):	IN

*Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could beneficially own, assuming exercise in full of the Warrant (as defined in the original Schedule 13D and subject to certain future adjustments set forth in the Warrant)(collectively, such Warrant Shares and shares of Common Stock are sometimes referred to herein as the “Beacon Shares”).

**Represents the percentage obtained by dividing (i) the number of Beacon Shares by (ii) the sum of (a) the number of shares of Common Stock outstanding as of November 10, 2003 as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2003 and (b) the number of Warrant Shares. (see footnote * above)

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 2)

      The statement on Schedule 13D dated December 30, 2002, as amended by Amendment No. 1 thereto dated November 20, 2003 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Beacon Power Corporation, a Delaware corporation (“Beacon” or the “Issuer”) is hereby amended as set forth in this Amendment No. 2 (this “Amendment”). This Amendment is being filed jointly by Perseus Capital, L.L.C. (“Perseus Capital”) and Mr. Frank H. Pearl (“Mr. Pearl,” and together with Perseus Capital, the “Reporting Persons”) to report the disposition by Perseus Capital of shares of Common Stock of the Issuer in an amount equal to more than one percent of the outstanding Common Stock of the Issuer.

      This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D is unaffected hereby.

      Items 4, 5 and 6 of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction

      Perseus Capital sold 1,428,700 shares of Common Stock of the Issuer at a net average price of $1.4729 per share on January 20, 2004 on the open market, 789,200 shares of Common Stock of the Issuer at a net average price of $1.4109 per share on January 21, 2004 on the open market, 93,500 shares of Common Stock of the Issuer at a net average price of $1.3808 per share on January 22, 2004 on the open market, 223,100 shares of Common Stock of the Issuer at a net average price of $1.3738 per share on January 23, 2004 on the open market and 194,500 shares of Common Stock of the Issuer at a net average price of $1.4001 per share on January 26, 2004 on the open market.

      Except as described in the Schedule 13D as amended by this Amendment, neither of the Reporting Persons has formulated any plans or proposals that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) Each of the Reporting Persons may be deemed to beneficially own, in accordance with SEC Rule 13d-3, an aggregate of 12,014,944 shares of Common Stock. In its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003, the Issuer disclosed that there were 42,963,525 shares of Common Stock outstanding on November 10, 2003. Therefore, the shares of Common Stock beneficially owned by the Reporting Persons represents approximately 25.3% of the Issuer’s outstanding Common Stock.

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 2)

      (b) (i) Perseus Capital may be deemed to have sole power to direct the voting and disposition of the 12,014,944 Beacon Shares beneficially owned by Perseus Capital.

             (ii) By virtue of the relationships between the Reporting Persons described in Item 2 of the Schedule 13D, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 12,014,944 Beacon Shares beneficially owned by Perseus Capital.

      (c) Except for the disposition of the shares of Common Stock described in Item 4 of this Amendment, neither Reporting Person nor, to the best knowledge of each Reporting Person, any party identified in Item 2 of the Schedule 13D, has effected a transaction in shares of Common Stock of the Issuer during the past 60 days.

      (d) The members of Perseus Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Beacon Shares held for the account of Perseus Capital in accordance with their membership interests in Perseus Capital.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as described in this Amendment, and as set forth in the Schedule 13D and the Exhibits attached thereto and incorporated therein by reference, to the best knowledge of each Reporting Person, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

      Exhibit 1. Joint Filing Agreement, dated as of January 27, 2004, by and between Perseus Capital and Mr. Pearl.

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 2)

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FRANK H. PEARL

Date:	January 27, 2004	By:	RODD MACKLIN

Name: Rodd Macklin Title: Attorney-in-fact

PERSEUS CAPITAL, L.L.C.

Date:	January 27, 2004	By:	RODD MACKLIN

Name: Rodd Macklin Title: Chief Financial Officer and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)